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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 4)*

                                 PW Eagle, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69366Y108
                 -----------------------------------------------
                                 (CUSIP Number)

                                  July 8, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 pages

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (23A SBIC), L.P.
      13-3986302
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|

                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of Shares   5.  Sole Voting Power
Beneficially
Owned                  942,024 (includes Warrants to purchase
by Each                242,308 shares of Common Stock)
Reporting          -------------------------------------------------------------
Person             6.  Shares Voting Power
With:
                   -------------------------------------------------------------
                   7.  Sole Dispositive Power

                       942,024 (includes Warrants to purchase
                       242,308 shares of Common Stock)
                   -------------------------------------------------------------
                   8.  Shared Dispositive Power

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      942,024 (includes Warrants to purchase
      242,308 shares of Common Stock)
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      10.6%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------


                               Page 2 of 13 pages

Preliminary Note: The information contained in this Schedule 13G has been amended to reflect the exercise of warrants to purchase Common Stock and the sale of 643,736 shares of Common Stock.

        (a)   Name of Issuer:

              PW Eagle, Inc.

        (b)   Address of Issuer's Principal Executive Offices:

              333 South Seventh Street
              Suite 3430
              Minneapolis, MN 55402

        (a)   Name of Person Filing:

              J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC)

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

        (b)   Address of Principal Business Office or, if none, Residence:

              1221 Avenue of the Americas
              New York, New York  10020

        (c)   Citizenship:

              Delaware

        (d)   Title of Class of Securities (of Issuer):

              Common Stock

        (e)   CUSIP Number:
              69366Y108


Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

      Not applicable.


Item 4. Ownership

        (a)   Amount Beneficially Owned:

              942,024 (includes Warrants to purchase 242,308 shares of Common Stock)

        (b)   Percent of Class:

              10.6% (based on 8,857,666 reported outstanding as of June 13 , 2005)


                               Page 3 of 13 pages

        (c)   Number of shares as to which such person has:

              (i) 942,024 (includes Warrants to purchase 242,308 shares of Common Stock)
              (ii)  Not applicable.
              (iii) 942,024 (includes Warrants to purchase
                    242,308 shares of Common Stock)
              (iv)  Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 13 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 2005

                              J.P. MORGAN PARTNERS (23A SBIC), L.P.

                              By: J.P. Morgan Partners (23A SBIC Manager),Inc., its General Partner



                              By:
                                  --------------------------
                                  Name:    Jeffrey C. Walker
                                  Title:   President

                               Page 5 of 13 pages

                                  EXHIBIT 2(a)
                                  ------------

      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A
SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A SBIC), JPMP (23A Manager) may be deemed to beneficially own the shares held by JPMP (23A SBIC).

      JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPM Chase Bank.

      Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                               Page 6 of 13 pages

                                                                      SCHEDULE A
                                                                      ----------

                        J.P. MORGAN PARTNERS (SBIC), LLC
                        --------------------------------

                              Executive Officers(1)
                              ---------------------

President                                           Jeffrey C. Walker*
Chief Investment Officer                            Arnold L. Chavkin*
Managing Director                                   Srinivas Akkaraju*
Managing Director                                   Christopher Albinson*
Managing Director                                   Dr. Dana Beth Ardi*
Managing Director                                   Christopher C. Behrens*
Managing Director                                   John Breckenridge*
Managing Director                                   Julie Casella-Esposito*
Managing Director                                   Rodney A. Ferguson*
Managing Director                                   Michael R. Hannon*
Managing Director                                   Matthew Lori*
Managing Director                                   Jonathan R. Lynch*
Managing Director                                   Sunil Mishra*
Managing Director                                   Stephen P. Murray*
Managing Director                                   Timothy Purcell*
Managing Director                                   John Reardon*
Managing Director                                   Faith Rosenfeld*
Managing Director                                   Shahan D. Soghikian*
Managing Director                                   William Stuek*
Managing Director                                   Timothy J. Walsh*
Managing Director                                   Richard D. Waters, Jr. *
Managing Director                                   Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------

                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 7 of 13 pages

                                                                      SCHEDULE B

                   JPMORGAN CHASE BANK, NATIONAL ASSOCIATION.
                   ------------------------------------------

                              Executive Officers(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chief Executive Officer, Investment Bank             Steven D. Black*
Chairman, Card Services                                 William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director Human Resources and Head of Security           John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer, Treasury &
  Securities Services                                   Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Co-Chief Executive Officer, Card Services               Richard J. Srednicki*
Global Head, Asset & Wealth Management                  James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chief Executive Officer, Investment Bank             William T. Winters*


                                  Directors(1)
                                  ------------


Name                                 Principal Occupation
----                                 --------------------

William B. Harrison, Jr.             Chairman and Chief Executive Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, NY 10017

James Dimon                          President and Chief Operating Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, NY 10017

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase Page 8 of 13 pages & Co., 270 Park Avenue, New York, New York 10017.

                               Page 8 of 13 pages

Name                                 Principal Occupation
----                                 --------------------

Michael J. Cavanaugh                 Chief Financial Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, NY 10017

Charles W. Scharf                    Head of Retail Financial Services
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, NY 10017

Don M. Wilson III                    Chief Risk Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, NY 10017


                               Page 9 of 13 pages

                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                              Executive Officers(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chief Executive Officer Investment Bank              Steven D. Black*
Chairman, Card Services                                 William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director Human Resources and Head of Security           John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer, Treasury & Securities
  Services                                              Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Co-Chief Executive Officer, Card Services               Richard J. Srednicki*
Global Head, Asset & Wealth Management                  James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chief Executive Officer, Investment Bank             William T. Winters*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase Page 8 of 13 pages & Co., 270 Park Avenue, New York, New York 10017.


                              Page 10 of 13 pages

                                  Directors(1)
                                  ------------

Name                        Principal Occupation or Employment;
                            Business Address
--------------------------------------------------------------------------------
Hans W. Becherer            Retired Chairman of the Board and
                            Chief Executive Officer
                            Deere & Company
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs               Former Chairman and CEO
                            TIAA - CREF
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy         Retired Chairman of the Board
                            Honeywell International Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke            President
                            Comcast Cable Communications, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown              President
                            Henry Crown and Company
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                 President and Chief Operating Officer
                            JPMorgan Chase & Co.
                            270 Park Avenue, 8th Floor
                            New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter             President and Trustee
                            American Museum of Natural History
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.


                              Page 11 of 13 pages

Name                        Principal Occupation or Employment;
                            Business Address
--------------------------------------------------------------------------------
William H. Gray, III        Retired President and Chief Executive Officer
                            The College Fund/UNCF
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
William B. Harrison, Jr.    Chairman of the Board and Chief Executive Officer
                            JPMorgan Chase & Co.
                            270 Park Avenue, 8th Floor
                            New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.       Chairman and Chief Executive Officer
                            Clear Creek Properties, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler             Owner
                            John W. Kessler Company
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp              Executive Chairman of the Board
                            The St. Paul Travelers Companies, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Manoogian        Chairman and Chief Executive Officer
                            Masco Corporation
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak              Chairman and Chief Executive Officer
                            Yum! Brands, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------

                              Page 12 of 13 pages

Name                        Principal Occupation or Employment;
                            Business Address
--------------------------------------------------------------------------------
John R. Stafford            Retired Chairman of the Board
                            Wyeth
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
William C. Weldon           Chairman and Chief Executive Officer Johnson &
                            Johnson
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------


                              Page 13 of 13 pages